UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024
Commission File
Number: 001-04546
______________________________________________________
UNILEVER PLC
(Translation of registrant’s name into English)
_____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 1 July 2023

TABLE OF CONTENTS EXHIBIT INDEX
Exhibit 99
This Report on Form 6-K contains the following:

Exhibit	99.1	Stock exchange announcement dated	June 03, 2024	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	June 03, 2024	Entitled	Total Voting Rights
Exhibit	99.3	Stock exchange announcement dated	June 04, 2024	Entitled	Transaction in Own Shares
Exhibit	99.4	Stock exchange announcement dated	June 05, 2024	Entitled	Transaction in Own Shares
Exhibit	99.5	Stock exchange announcement dated	June 06, 2024	Entitled	Transaction in Own Shares
Exhibit	99.6	Stock exchange announcement dated	June 07, 2024	Entitled	Transaction in Own Shares
Exhibit	99.7	Stock exchange announcement dated	June 10, 2024	Entitled	Transaction in Own Shares
Exhibit	99.8	Stock exchange announcement dated	June 11, 2024	Entitled	Transaction in Own Shares
Exhibit	99.9	Stock exchange announcement dated	June 11, 2024	Entitled	PDMR
Exhibit	99.10	Stock exchange announcement dated	June 11, 2024	Entitled	PDMR
Exhibit	99.11	Stock exchange announcement dated	June 12, 2024	Entitled	Transaction in Own Shares
Exhibit	99.12	Stock exchange announcement dated	June 13, 2024	Entitled	Transaction in Own Shares
Exhibit	99.13	Stock exchange announcement dated	June 14, 2024	Entitled	Transaction in Own Shares
Exhibit	99.14	Stock exchange announcement dated	June 14, 2024	Entitled	PDMR
Exhibit	99.15	Stock exchange announcement dated	June 17, 2024	Entitled	Transaction in Own Shares
Exhibit	99.16	Stock exchange announcement dated	June 18, 2024	Entitled	Transaction in Own Shares
Exhibit	99.17	Stock exchange announcement dated	June 19, 2024	Entitled	Transaction in Own Shares
Exhibit	99.18	Stock exchange announcement dated	June 20, 2024	Entitled	Transaction in Own Shares
Exhibit	99.19	Stock exchange announcement dated	June 21, 2024	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	June 24, 2024	Entitled	Transaction in Own Shares
Exhibit	99.21	Stock exchange announcement dated	45468	Entitled	Transaction in Own Shares

Exhibit	99.22	Stock exchange announcement dated	45469	Entitled	Transaction in Own Shares
Exhibit	99.23	Stock exchange announcement dated	45470	Entitled	Transaction in Own Shares
Exhibit	99.24	Stock exchange announcement dated	45471	Entitled	Transaction in Own Shares